

A.M. BEST RATING SERVICES, INC.

A.M. Best Rating Services, Inc.
2015 Ratings Performance Measurement Statistics for Exhibit 1 Form NRSRO



A.M. BEST RATING SERVICES, INC.

Page	Table Title	Table Number
3	Insurance Companies (Financial Strength Ratings) – 1-Year Transition and Default Rates	Table 1
4	Insurance Companies (Financial Strength Ratings) – 3-Year Transition and Default Rates	Table 2
5	Insurance Companies (Financial Strength Ratings) – 10-Year Transition and Default Rates	Table 3
6	Insurance Companies (Short-Term Ratings) – 1-Year Transition and Default Rates	Table 4
7	Insurance Companies (Short-Term Ratings) – 3-Year Transition and Default Rates	Table 5
8	Insurance Companies (Short-Term Ratings) – 10-Year Transition and Default Rates	Table 6
9	Insurance Companies (Issuer Credit Ratings) – 1-Year Transition and Default Rates	Table 7
10	Insurance Companies (Issuer Credit Ratings) – 3-Year Transition and Default Rates	Table 8
11	Insurance Companies (Issuer Credit Ratings) – 10-Year Transition and Default Rates	Table 9
12	Corporate Issuers – 1-Year Transition and Default Rates	Table 10
13	Corporate Issuers – 3-Year Transition and Default Rates	Table 11
14	Corporate Issuers – 10-Year Transition and Default Rates	Table 12
15	Asset-Backed Securities: RMBS– 1-Year Transition and Default Rates	Table 13
16	Asset-Backed Securities: RMBS– 3-Year Transition and Default Rates	Table 14
17	Asset-Backed Securities: RMBS– 10-Year Transition and Default Rates	Table 15
18	Asset-Backed Securities: CMBS– 1-Year Transition and Default Rates	Table 16
19	Asset-Backed Securities: CMBS– 3-Year Transition and Default Rates	Table 17
20	Asset-Backed Securities: CMBS– 10-Year Transition and Default Rates	Table 18
21	Asset-Backed Securities: CLOs– 1-Year Transition and Default Rates	Table 19
22	Asset-Backed Securities: CLOs– 3-Year Transition and Default Rates	Table 20
23	Asset-Backed Securities: CLOs– 10-Year Transition and Default Rates	Table 21
24	Asset-Backed Securities: CDOs – 1-Year Transition and Default Rates	Table 22
25	Asset-Backed Securities: CDOs – 3-Year Transition and Default Rates	Table 23
26	Asset-Backed Securities: CDOs – 10-Year Transition and Default Rates	Table 24
27	Asset-Backed Securities: ABCP– 1-Year Transition and Default Rates	Table 25
28	Asset-Backed Securities: ABCP– 3-Year Transition and Default Rates	Table 26
29	Asset-Backed Securities: ABCP– 10-Year Transition and Default Rates	Table 27
30	Asset-Backed Securities: other ABS– 1-Year Transition and Default Rates	Table 28
31	Asset-Backed Securities: other ABS– 3-Year Transition and Default Rates	Table 29
32	Asset-Backed Securities: other ABS– 10-Year Transition and Default Rates	Table 30
33	Asset-Backed Securities: Other SFPs– 1-Year Transition and Default Rates	Table 31
34	Asset-Backed Securities: Other SFPs– 3-Year Transition and Default Rates	Table 32
35	Asset-Backed Securities: Other SFPs– 10-Year Transition and Default Rates	Table 33
36	Definitions & Credit Rating Histories	N/A



A.M. BEST RATING SERVICES, INC.

Table 1

Insurance Companies (Financial Strength Ratings) – 1-Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)													Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	199	97.0%	1.5%		0.5%												1.0%
A+	553		96.0%	2.5%													1.4%
A	1335		2.8%	93.0%	1.9%	0.1%		0.1%									2.1%
A-	852			2.8%	92.8%	1.2%	0.2%	0.2%									2.7%
B++	301		0.7%	0.7%	6.0%	82.4%	4.3%	1.0%									5.0%
B+	158					3.8%	82.9%	5.1%							1.3%		7.0%
B	76						9.2%	81.6%	3.9%								5.3%
B-	15						6.7%	80.0%									13.3%
C++	7								14.3%	14.3%	14.3%	28.6%					28.6%
C+	4						25.0%				75.0%						
C	2											100.0%					
C-	2												100.0%				
D	2													100.0%			
Total	3,506																

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 2

Insurance Companies (Financial Strength Ratings) – 3-Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)													Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	119	91.6%	2.5%														5.9%
A+	560	12.5%	78.0%	3.0%	0.4%												6.1%
A	1302	0.1%	8.4%	81.6%	3.3%	0.4%		0.2%									6.1%
A-	862		0.5%	14.2%	74.1%	3.0%	0.5%	0.2%							0.1%		7.4%
B++	318		0.6%	2.8%	15.7%	57.9%	7.9%	1.6%	0.3%								13.2%
B+	176			1.1%	5.1%	10.2%	50.6%	9.1%	1.1%						1.7%		21.0%
B	73			1.4%	1.4%	1.4%	16.4%	56.2%	1.4%			2.7%			2.7%		16.4%
B-	26			3.8%			19.2%	19.2%	26.9%						7.7%		23.1%
C++	7					14.3%		14.3%		14.3%	14.3%	14.3%			14.3%		14.3%
C+	7				14.3%	14.3%	14.3%				42.9%						14.3%
C	5											20.0%					80.0%
C-	3												66.7%				33.3%
D	2													100.0%			
Total	3,460																

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 3

Insurance Companies (Financial Strength Ratings) – 10-Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Ratings as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)													Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	141	63.8%	15.6%	6.4%	1.4%												12.8%
A+	666	10.4%	45.2%	19.2%	2.9%	0.5%	0.3%								0.2%		21.5%
A	986	1.0%	14.6%	50.9%	9.4%	1.7%	0.5%	0.8%									21.0%
A-	954	0.1%	3.7%	31.1%	30.4%	5.3%	1.2%	0.4%	0.3%						0.7%		26.7%
B++	437		1.4%	15.1%	24.7%	11.4%	5.0%	1.4%				0.5%			1.8%		38.7%
B+	316		0.6%	4.4%	13.6%	12.3%	11.4%	3.5%	1.3%	0.3%	0.3%	0.3%			4.7%		47.2%
B	140		1.4%	5.0%	1.4%	5.0%	12.9%	14.3%	0.7%		0.7%				9.3%		49.3%
B-	68			5.9%	11.8%		5.9%	5.9%			1.5%				2.9%		66.2%
C++	60			3.3%	6.7%	5.0%			1.7%		1.7%	1.7%	1.7%		5.0%		73.3%
C+	48				6.3%										8.3%		85.4%
C	30				16.7%		6.7%	3.3%							10.0%		63.3%
C-	7				42.9%												57.1%
D	2																100.0%
Total	3,855																

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 4
Insurance Companies (Short-Term Ratings) – 1-Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	9	100.0%							
AMB-1	10	10.0%	90.0%						
AMB-2	7		14.3%	85.7%					
AMB-3	0								
AMB-4	0								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



A.M. BEST RATING SERVICES, INC.

Table 5
Insurance Companies (Short-Term Ratings) – 3-Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	8	100.0%							
AMB-1	11	18.2%	81.8%						
AMB-2	8		12.5%	75.0%				12.5%	
AMB-3	0								
AMB-4	0								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



A.M. BEST RATING SERVICES, INC.

Table 6
Insurance Companies (Short-Term Ratings) – 10-Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)					Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	11	63.6%						36.4%	
AMB-1	16	6.3%	50.0%	12.5%				31.3%	
AMB-2	7		14.3%	42.9%				42.9%	
AMB-3	0								
AMB-4	0								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



A.M. BEST RATING SERVICES, INC.

Table 7

Insurance Companies (Issuer Credit Ratings) – 1-Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	32	96.9%																							3.1%
aa+	167	12.0%	85.0%	1.2%	0.6%			0.6%																	0.6%
aa	95			96.8%																					3.2%
aa-	458				95.9%	3.1%																			1.1%
a+	352				6.3%	91.2%	0.9%																		1.7%
a	983			0.2%	1.3%	2.6%	90.6%	2.6%	0.1%			0.2%													2.2%
a-	852					0.2%	2.6%	92.8%	1.2%		0.2%	0.2%													2.7%
bbb+	151				1.3%	0.7%	0.7%	11.3%	76.2%	4.0%	1.3%	0.7%													4.0%
bbb	150							0.7%	13.3%	71.3%	7.3%		1.3%												6.0%
bbb-	158									3.8%	82.9%	4.4%	0.6%										1.3%		7.0%
bb+	46										13.0%	80.4%	4.3%												2.2%
bb	30										3.3%	13.3%	63.3%	10.0%											10.0%
bb-	15												6.7%	80.0%											13.3%
b+	3													33.3%				33.3%							33.3%
b	4															25.0%	25.0%		25.0%						25.0%
b-	4											25.0%					75.0%								
ccc+	1																	100.0%							
ccc	1																		100.0%						
ccc-	0																								
cc	2																				100.0%				
c	2																					100.0%			
Total	3,506																								

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 8

Insurance Companies (Issuer Credit Ratings) – 3-Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (other)
aaa	31	93.5%																							6.5%
aa+	88	18.2%	72.7%	2.3%	1.1%																				5.7%
aa	150		46.7%	50.7%																					2.7%
aa-	410			0.7%	87.3%	4.1%		0.5%																	7.3%
a+	377			1.9%	24.9%	60.2%	7.7%	1.1%																	4.2%
a	925	0.1%		0.2%	0.6%	10.1%	77.1%	4.2%	0.3%	0.2%		0.2%													6.9%
a-	862				0.5%	0.8%	13.3%	74.1%	2.3%	0.7%	0.5%	0.2%											0.1%		7.4%
bbb+	155				1.3%	0.6%	3.2%	27.1%	47.7%	5.8%	1.3%		0.6%												12.3%
bbb	163						1.8%	4.9%	17.2%	44.8%	14.1%	1.8%	0.6%	0.6%											14.1%
bbb-	176					0.6%	0.6%	5.1%	2.8%	7.4%	50.6%	8.0%	1.1%	1.1%									1.7%		21.0%
bb+	41					2.4%				2.4%	19.5%	58.5%	2.4%												14.6%
bb	32							3.1%			12.5%	9.4%	40.6%	3.1%				3.1%	3.1%				6.3%		18.8%
bb-	26					3.8%					19.2%	7.7%	11.5%	26.9%									3.8%		26.9%
b+	1									100.0%															
b	6											16.7%				16.7%	16.7%		16.7%				16.7%		16.7%
b-	7							14.3%		14.3%	14.3%						42.9%								14.3%
ccc+	0																								
ccc	5																	20.0%							80.0%
ccc-	0																								
cc	3																				66.7%				33.3%
c	2																					100.0%			
Total	3,460																								

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 9

Insurance Companies (Issuer Credit Ratings) – 10-Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	22	77.3%	4.5%		13.6%																				4.5%
aa+	33	6.1%	42.4%	3.0%	18.2%			6.1%																	24.2%
aa	110		2.7%	29.1%	41.8%		0.9%	0.9%																	24.5%
aa-	320		20.3%	2.2%	25.3%	10.6%	14.4%	1.6%	0.6%																25.0%
a+	109		0.9%		7.3%	34.9%	33.0%	0.9%	1.8%																21.1%
a	375		0.3%	2.1%	25.1%	9.3%	29.6%	6.1%	0.5%			1.6%													25.3%
a-	408				4.9%	5.9%	36.8%	14.7%	2.9%	1.0%	1.2%	0.2%											0.2%		32.1%
bbb+	65			1.5%		18.5%	13.8%	20.0%	3.1%	3.1%	1.5%												1.5%		36.9%
bbb	39						2.6%	28.2%	10.3%	10.3%															48.7%
bbb-	46							23.9%	4.3%	2.2%	8.7%			8.7%									2.2%		50.0%
bb+	7											42.9%											28.6%		28.6%
bb	10								10.0%	10.0%	10.0%	20.0%													50.0%
bb-	8							12.5%			12.5%														75.0%
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	1552																								

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 10
Corporate Issuers – 1-Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																							Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	2	100.0%																							
aa+	0																								
aa	1			100.0%																					
aa-	2			50.0%	50.0%																				
a+	6					100.0%																			
a	10						100.0%																		
a-	43							97.7%	2.3%																
bbb+	22							9.1%	90.9%																
bbb	54								3.7%	87.0%	5.6%														3.7%
bbb-	30									6.7%	90.0%														3.3%
bb+	6										33.3%	50.0%													16.7%
bb	6											16.7%	66.7%												16.7%
bb-	2												50.0%	50.0%											
b+	0																								
b	2															100.0%									
b-	1																100.0%								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	187																								

*Category Applicable to Insurance-Linked Securities



A.M. Best Rating Services, Inc.

Table 11

Corporate Issuers – 3-Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	3	66.7%																							33.3%
aa+	0																								
aa	1			100.0%																					
aa-	2			50.0%	50.0%																				
a+	1					100.0%																			
a	15					33.3%	66.7%																		
a-	39							89.7%	2.6%															2.6%	5.1%
bbb+	27							25.9%	51.9%	11.1%															11.1%
bbb	51								11.8%	70.6%	3.9%														13.7%
bbb-	33								3.0%	15.2%	57.6%														24.2%
bb+	6										33.3%	33.3%													33.3%
bb	7										14.3%	14.3%	57.1%												14.3%
bb-	3												33.3%	33.3%	33.3%										
b+	1																								100.0%
b	1															100.0%									
b-	1																100.0%								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	1																								100.0%
Total	192																								

*Category Applicable to Insurance-Linked Securities



A.M. Best Rating Services, Inc.

Table 12

Corporate Issuers – 10-Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Ratings as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
aaa	5	40.0%																						40.0%	20.0%
aa+	0																								
aa	2							50.0%																	50.0%
aa-	9			11.1%		11.1%	33.3%		11.1%																33.3%
a+	5					20.0%	40.0%	20.0%																	20.0%
a	16				6.3%	18.8%	62.5%	6.3%																	6.3%
a-	34					14.7%	8.8%	41.2%	14.7%	2.9%	5.9%														11.8%
bbb+	12							25.0%	8.3%	25.0%	8.3%														33.3%
bbb	38							21.1%	15.8%	34.2%	7.9%			2.6%											18.4%
bbb-	29							10.3%		41.4%	13.8%		3.4%												31.0%
bb+	10							10.0%	10.0%	10.0%	20.0%		10.0%												40.0%
bb	5					20.0%							20.0%												60.0%
bb-	7													14.3%											85.7%
b+	0																								
b	4																								100.0%
b-	3										33.3%														66.7%
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	179																								

*Category Applicable to Insurance-Linked Securities



A.M. Best Rating Services, Inc.

Table 13

Asset-Backed Securities: RMBS– 1-Year Transition and Default Rates *

(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 14

Asset-Backed Securities: RMBS– 3-Year Transition and Default Rates *

(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 15

Asset-Backed Securities: RMBS– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 16

Asset-Backed Securities: CMBS– 1-Year Transition and Default Rates *

(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 17

Asset-Backed Securities: CMBS– 3-Year Transition and Default Rates *

(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 18

Asset-Backed Securities: CMBS– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 19

Asset-Backed Securities: CLOs– 1-Year Transition and Default Rates *

(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 20

Asset-Backed Securities: CLOs– 3-Year Transition and Default Rates *

(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 21

Asset-Backed Securities: CLOs– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 22
Asset-Backed Securities: CDOs – 1-Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																						Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	50.0%																						50.0%	
aa+	3		33.3%																					66.7%	
aa	0																								
aa-	0																								
a+	1					100.0%																			
a	0																								
a-	2					100.0%																			
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	0																								
bb-	0																								
b+	3														100.0%										
b	0																								
b-	3																							100.0%	
ccc+	1																	100.0%							
ccc	0																								
ccc-	3																			66.7%				33.3%	
cc	0																								
c	2																					100.0%			
Total	20																								



Form NRSRO Exhibit1

A.M. BEST RATING SERVICES, INC.

Table 23

Asset-Backed Securities: CDOs – 3-Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	13	7.7%																						92.3%	
aa+	4		25.0%																					75.0%	
aa	1					100.0%																			
aa-	0																								
a+	0																								
a	1																							100.0%	
a-	1																							100.0%	
bbb+	0																								
bbb	0																								
bbb-	3														100.0%										
bb+	9					22.2%																		77.8%	
bb	0																								
bb-	0																								
b+	1																	100.0%							
b	4																							100.0%	
b-	3																							100.0%	
ccc+	0																								
ccc	0																								
ccc-	3																							100.0%	
cc	0																								
c	7																			28.6%		28.6%		42.9%	
Total	50																								



A.M. BEST RATING SERVICES, INC.

Table 24

Asset-Backed Securities: CDOs – 10-Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Ratings as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	21	4.8%	4.8%			9.5%																		81.0%	
aa+	0																								
aa	5					20.0%														40.0%				40.0%	
aa-	0																								
a+	0																								
a	3														100.0%										
a-	14																					7.1%		92.9%	
bbb+	0																								
bbb	7																	14.3%						85.7%	
bbb-	0																								
bb+	0																								
bb	1																					100.0%			
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	51																								



A.M. BEST RATING SERVICES, INC.

Table 25

Asset-Backed Securities: ABCP– 1-Year Transition and Default Rates *

(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 26

Asset-Backed Securities: ABCP– 3-Year Transition and Default Rates *

(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 27

Asset-Backed Securities: ABCP– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 28

Asset-Backed Securities: other ABS– 1-Year Transition and Default Rates *

(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 29

Asset-Backed Securities: other ABS– 3-Year Transition and Default Rates *

(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 30

Asset-Backed Securities: other ABS– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 31

Asset-Backed Securities: Other SFPs– 1-Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	1		100.0%																						
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	2		50.0%																						50.0%
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	1												100.0%												
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	6																								



A.M. BEST RATING SERVICES, INC.

Table 32
Asset-Backed Securities: Other SFPs– 3-Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	0																								
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	0																								
bbb+	0																								
bbb	0																								
bbb-	1																								100.0%
bb+	0																								
bb	1																								100.0%
bb-	1												100.0%												
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	5																								



A.M. BEST RATING SERVICES, INC.

Table 33

Asset-Backed Securities: Other SFPs– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. Best Rating Services, Inc.

Definition of Symbols

For definitions of symbols, numbers, or scores in the rating scales used by A.M. Best to denote credit rating categories and notches within those categories for the classes and subclass of credit ratings in the Transition/Default Matrices presented in the Exhibit, please refer to A.M. Best's *Understanding Best's Credit Ratings*, available at http://www.ambest.com/ratings/ubcr.pdf.

Definition of Default

A.M. Best defines a default as when either of the following conditions apply: 1) an obligor failed to timely pay principal or interest due according to the terms of an obligation or the issuer of the security or money market instrument failed to timely pay principal or interest due according to the terms of the security or money market instrument; or 2) an obligor has been designated as a Financially Impaired Company or FIC.

A.M. Best designates an insurer as an FIC as of the first public action taken by an insurance department or regulatory body, whereby the insurer's a) ability to conduct normal insurance operations is adversely affected, b) capital and surplus have been deemed inadequate to meet regulatory requirements, or c) general financial condition has triggered regulatory concern. The actions include supervision, rehabilitation, liquidation, receivership, conservatorship, cease-and-desist orders, suspension, license revocation and certain administrative orders. Companies that enter voluntary dissolution and are not under financial duress at that time are not counted as financially impaired.

Please note that financial impairment often occurs even if an insurance company has not formally been declared insolvent. For instance, an FIC's capital and surplus could have been deemed inadequate to meet risk-based capital requirements, or there might have been regulatory concern regarding its general financial condition. Thus, at any given rating level, more insurers would be impaired, according to the A.M. Best definition, than actually would default on insurance policy and contract obligations. Nevertheless, A.M. Best includes financial impairment in its default definition.

Credit Rating Histories

The credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located at http://www.ambest.com/nrsro/ratinghistories.html.